NOBLE MIDSTREAM PARTNERS LP

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

November 19, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noble Midstream Partners LP
Withdrawal of Acceleration Request—Registration Statement on Form S-1
(File No. 333-207560)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 17, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, November 19, 2015 at 4:00 p.m. Eastern Standard Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

NOBLE MIDSTREAM PARTNERS LP By: Noble Midstream GP LLC

By:	/s/ Terry R. Gerhart
Terry R. Gerhart
Chief Executive Officer

cc:	G. Michael O’Leary, Andrews Kurth LLP
George Vlahakos, Andrews Kurth LLP